UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

______________

Form 6-K

______________

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

July 22, 2010

Commission File Number 001-15244

CREDIT SUISSE GROUP AG

(Translation of registrant’s name into English)

Paradeplatz 8, P.O. Box 1, CH-8070 Zurich, Switzerland

(Address of principal executive office)

______________

Commission File Number 001-33434

CREDIT SUISSE AG

(Translation of registrant’s name into English)

Paradeplatz 8, P.O. Box, CH-8070 Zurich, Switzerland

(Address of principal executive office)

______________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.

CREDIT SUISSE GROUP AG
Paradeplatz 8 P.O. Box CH-8070 Zurich Switzerland	Telephone +41 844 33 88 44 Fax +41 44 333 88 77 media.relations@credit-suisse.com

Media Release
Credit Suisse Group reports 2Q10 net income of CHF 1.6 billion, return on equity of 17.8%, net new assets of CHF 14.5 billion, tier 1 ratio of 16.3%

1H10 net income of CHF 3.7 billion, return on equity of 20.1%, net new assets of CHF 40.5 billion

• Resilient results overall in 2Q10 in difficult environment
o Continued positive market share momentum across divisions

• Good performance in Private Banking
o Pre-tax income of CHF 0.9 billion, net revenues of CHF 3.0 billion
o Strong net new assets of CHF 13.8 billion, especially in international businesses
o Strong performance in Corporate & Institutional Clients business with good net new assets and market share gains

• Resilient performance in Investment Banking
o Pre-tax income of CHF 0.8 billion, net revenues of CHF 4.1 billion
o Net revenues impacted by volatile market conditions
o Lower fixed income sales and trading results
o Strong equity sales and trading results with market share gains
o Resilient underwriting and advisory performance with fees up 41% vs. 2Q09
o Continued disciplined risk deployment: risk-weighted assets decreased slightly to USD 142 billion vs. 1Q10; average one-day, 99% Value-at-Risk (VaR) in CHF increased 13% vs. 1Q10

• Asset Management continues to make progress executing on its plan
o Asset inflows over the past four quarters
o Net new assets in 2Q10 of CHF 1.3 billion
o Pre-tax income of CHF 22 million, net revenues of CHF 0.5 billion

Zurich, July 22, 2010 Credit Suisse Group reported net income attributable to shareholders of CHF 1.6 billion in 2Q10 and core net revenues of CHF 8.4 billion. The return on equity attributable to shareholders was 17.8% in 2Q10 and diluted earnings per share were CHF 1.15. The tier 1 ratio was 16.3% at the end of 2Q10.

Brady W. Dougan, Chief Executive Officer, said: “This was a resilient performance during a difficult second quarter for the banking sector. The continued strong flow of net new assets we achieved in Private Banking and our market share momentum, particularly in Investment Banking and in our Swiss institutional business, reflect the strength of our franchise.”

Media Release
July 22, 2010 Page 2/6

He added: “Our strong capital and liquidity base positions us well to meet changing regulatory requirements. We are actively contributing to industry efforts to build a more robust and stable financial system by helping clients in adverse market conditions and engaging in an open and constructive dialog with regulators to promote a coordinated global approach to banking supervision.”

He concluded: “Despite the continuing macroeconomic uncertainty, in the first half of 2010 we achieved a return on equity of 20% while making further substantial progress developing our businesses. We remain confident that our strategy is appropriate and resilient in the face of an uncertain and challenging economic and market environment.”

Financial Highlights
in CHF million (unless otherwise stated)	2Q10	1Q10	2Q09	Change in %	Change in %
				vs. 1Q10	vs. 2Q09
Net income attributable to shareholders	1,593	2,055	1,571	(22)	1
Diluted earnings per share (CHF)	1.15	1.63	1.18	(29)	(3)
Return on equity attributable to shareholders (annualized)	17.8%	22.3%	17.5%	-	-
Tier 1 ratio (end of period)	16.3%	16.4%	15.5%	-	-
Assets under management from continuing operations (CHF billion)	1,242.6	1,270.9	1,175.2	(2.2)	5.7
Core results
Net revenues	8,420	8,961	8,610	(6)	(2)
Provision for credit losses	20	(50)	310	-	(94)
Total operating expenses	6,594	6,077	6,736	9	(2)
Income from continuing operations before taxes 1)	1,806	2,934	1,564	(38)	15
1) Includes the results of the three segments and the Corporate Center, but does not include noncontrolling interests without significant economic interest.

Segment Results

Private Banking
Private Banking, which comprises the global Wealth Management Clients business and the Swiss Corporate & Institutional Clients business, reported solid income before taxes of CHF 874 million in 2Q10, down 7% compared to 2Q09, as stable net revenues of CHF 2,991 million were more than offset by a 9% rise in total operating expenses. Private Banking recorded net new assets of CHF 13.8 billion in 2Q10, benefiting especially from strong inflows in the international businesses.

The Wealth Management Clients business reported income before taxes of CHF 633 million in 2Q10, down 17% compared to 2Q09. Net revenues remained stable at CHF 2,516 million. Recurring revenues were higher, driven by an increase in recurring commissions and fees and higher net interest income. This was offset by a decrease in transaction-based revenues, which was primarily due to significantly lower integrated solutions revenues compared to a strong 2Q09. The gross margin on assets under management was 120 basis points in 2Q10, a decrease of 15 basis points compared to 2Q09, as average assets under management increased 12.8% and net revenues remained stable. Of Private Banking’s total net new assets, the Wealth Management Clients business contributed CHF 11.9 billion, corresponding to an annualized net new asset growth rate of 5.8%. CHF 10.3 billion were acquired in the international businesses, with strong inflows in emerging markets.

The Corporate & Institutional Clients business reported income before taxes of CHF 241 million in 2Q10, up 37% from 2Q09, benefiting from a 6% increase in net revenues to CHF 475 million and net

Media Release
July 22, 2010 Page 3/6

releases of provisions for credit losses of CHF 13 million in 2Q10, compared to net provisions of CHF 59 million in 2Q09. The net releases from credit provisions reflect the quality of the loan book and the continued recovery of the Swiss economy. The results included lower fair value losses related to Clock Finance, a synthetic collateralized loan portfolio, of CHF 1 million, compared to losses of CHF 32 million in 2Q09. The Corporate & Institutional Clients business achieved strong market share momentum in the institutional business with good net new assets of CHF 1.9 billion in 2Q10.

Investment Banking
Investment Banking continued to execute its client-focused, capital-efficient strategy in 2Q10 and maintained market share momentum across most products and regions. Income before taxes was CHF 784 million compared to CHF 1,655 million in 2Q09. Net revenues were CHF 4,099 million, down 32% from 2Q09, primarily reflecting weaker fixed income sales and trading revenues. These declines were partially offset by strong equity sales and trading and underwriting and advisory revenues as market share gains largely compensated the impact of an industry-wide decline in debt and equity issuance.

Fixed income sales and trading results were driven by solid revenues in the US residential mortgage- backed securities trading and global rates and foreign exchange businesses, despite the challenging market environment. Revenues in the credit businesses were adversely impacted by difficult market conditions, including widening credit spreads. Revenues in the emerging markets trading and corporate lending businesses were adversely impacted by client risk aversion and widening credit spreads.

Equity sales and trading revenues were strong despite difficult market conditions and reduced client activity, reflecting sustained market share gains across most products. Revenues declined compared to a strong 2Q09, but increased slightly compared to 1Q10, and reflected strong revenues in cash equities and prime services and solid revenues in the derivatives business.

Investment Banking’s results also reflected fair value losses on Credit Suisse debt of CHF 62 million compared to net fair value losses of CHF 269 million in 2Q09.

The pre-tax income margin was 19.1% in 2Q10, compared to 27.5% in 2Q09. The pre-tax return on average utilized economic capital was 15.8% in 2Q10 compared to 32.2% in 2Q09.

Total operating expenses were CHF 3,298 million, 20% lower than in 2Q09.

Risk-weighted assets of USD 142 billion declined slightly from 1Q10 as Investment Banking continues to reallocate capital from exit businesses to support growth in client-focused businesses. Average one-day, 99% VaR of CHF 117 million increased 13% compared to 1Q10.

Asset Management
Asset Management reported income before taxes of CHF 22 million in 2Q10, compared to CHF 55 million in 2Q09. Net revenues totaled CHF 502 million, an increase of 16% compared to 2Q09. Net revenues benefited from unrealized investment-related gains of CHF 46 million in private equity and credit-related investments, compared to losses of CHF 28 million in 2Q09, and from gains of CHF 36 million from the sale of the remaining securities purchased from Credit Suisse’s money markets funds. Total operating expenses increased 27% from 2Q09, due to higher compensation and benefits, general and administrative expenses and commission expenses. The increase in compensation and benefits was mainly due to higher deferred compensation from prior-year awards and increased base salaries, partially offset by lower performance-based compensation. Net new assets of CHF 1.3 billion included net inflows of

Media Release
July 22, 2010 Page 4/6

CHF 1.1 billion in alternative investments and of CHF 0.2 billion in traditional investments mainly in the Swiss advisory business.

Segment Results
in CHF million		2Q10	1Q10	2Q09	Change in %	Change in %
					vs. 1Q10	vs. 2Q09
Private	Net revenues	2,991	2,900	2,951	3	1
Banking	Provision for credit losses	3	19	72	(84)	(96)
	Total operating expenses	2,114	1,989	1,944	6	9
	Income before taxes	874	892	935	(2)	(7)
Investment	Net revenues	4,099	5,216	6,011	(21)	(32)
Banking	Provision for credit losses	17	(69)	238	-	(93)
	Total operating expenses	3,298	3,491	4,118	(6)	(20)
	Income before taxes	784	1,794	1,655	(56)	(53)
Asset	Net revenues	502	631	434	(20)	16
Management	Provision for credit losses	0	0	0	-	-
	Total operating expenses	480	465	379	3	27
	Income before taxes	22	166	55	(87)	(60)

Corporate Center
Income before taxes in the Corporate Center was CHF 126 million, primarily reflecting fair value gains on Credit Suisse debt of CHF 922 million and significantly higher expense including CHF 447 million of compensation expenses due to the UK levy on variable compensation and CHF 216 million of litigation provisions. Credit Suisse also recorded a tax credit of CHF 522 million resulting from a legal entity merger.

Benefits of the integrated bank
Credit Suisse generated CHF 1.2 billion in collaboration revenues from the integrated bank in 2Q10, compared to CHF 1.5 billion in 2Q09.

Capital and liquidity
Credit Suisse’s capital position remains very strong. The tier 1 ratio was 16.3% at the end of 2Q10, compared to 15.5% at the end of 2Q09 and 16.4% at the end of 1Q10.

Credit Suisse entered the credit and financial market dislocation with a strong liquidity position, which it has maintained and strengthened through open market funding ever since, incurring significant additional costs as a result. This positioned Credit Suisse well to meet the new rules for quantitative and qualitative liquidity management announced by the Swiss financial market regulatory authority, FINMA, which became effective at the end of 2Q10.

Information
Media Relations Credit Suisse AG, telephone +41 844 33 88 44, media.relations@credit-suisse.com
Investor Relations Credit Suisse AG, telephone +41 44 333 71 49, investor.relations@credit-suisse.com

Credit Suisse AG
Credit Suisse AG is one of the world's leading financial services providers and is part of the Credit Suisse group of companies (referred to here as 'Credit Suisse'). As an integrated bank, Credit Suisse offers clients its combined expertise in the areas of private banking, investment banking and asset management. Credit Suisse provides advisory services, comprehensive solutions and innovative products to companies, institutional clients and high-net-worth private clients globally, as well as to retail clients in Switzerland. Credit Suisse is headquartered in Zurich and operates in over 50 countries worldwide. The group employs approximately 49,200 people. The registered shares (CSGN) of Credit Suisse's parent company, Credit Suisse Group AG, are listed in Switzerland and, in the form of American Depositary Shares (CS), in New York. Further information about Credit Suisse can be found at www.credit-suisse.com.

Media Release
July 22, 2010 Page 5/6

Cautionary statement regarding forward-looking information and non-GAAP information
This press release contains statements that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act. In addition, in the future we, and others on our behalf, may make statements that constitute forward-looking statements. Such forward-looking statements may include, without limitation, statements relating to the following:
–	our plans, objectives or goals;
–	our future economic performance or prospects;
–	the potential effect on our future performance of certain contingencies; and
–	assumptions underlying any such statements.
Words such as “believes,” “anticipates,” “expects,” “intends” and “plans” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. We do not intend to update these forward-looking statements except as may be required by applicable securities laws. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that predictions, forecasts, projections and other outcomes described or implied in forward-looking statements will not be achieved. We caution you that a number of important factors could cause results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include:
–	the ability to maintain sufficient liquidity and access capital markets;
–	market and interest rate fluctuations;
–
the strength of the global economy in general and the strength of the economies of the countries in which we conduct our operations, in particular the risk of a continued US or global economic downturn in 2010 and beyond;

–	the direct and indirect impacts of continuing deterioration of subprime and other real estate markets;
–	further adverse rating actions by credit rating agencies in respect of structured credit products or other credit-related exposures or of monoline insurers;
–	the ability of counterparties to meet their obligations to us;
–	the effects of, and changes in, fiscal, monetary, trade and tax policies, and currency fluctuations;
–	political and social developments, including war, civil unrest or terrorist activity;
–	the possibility of foreign exchange controls, expropriation, nationalization or confiscation of assets in countries in which we conduct our operations;
–	operational factors such as systems failure, human error, or the failure to implement procedures properly;
–	actions taken by regulators with respect to our business and practices in one or more of the countries in which we conduct our operations;
–	the effects of changes in laws, regulations or accounting policies or practices;
–	competition in geographic and business areas in which we conduct our operations;
–	the ability to retain and recruit qualified personnel;
–	the ability to maintain our reputation and promote our brand;
–	the ability to increase market share and control expenses;
–	technological changes;
–	the timely development and acceptance of our new products and services and the perceived overall value of these products and services by users;
–	acquisitions, including the ability to integrate acquired businesses successfully, and divestitures, including the ability to sell non-core assets;
–	the adverse resolution of litigation and other contingencies;
–	the ability to achieve our cost efficiency goals and other cost targets; and
–	our success at managing the risks involved in the foregoing.
We caution you that the foregoing list of important factors is not exclusive. When evaluating forward-looking statements, you should carefully consider the foregoing factors and other uncertainties and events, as well as the information set forth in our Annual Report 2009 under IX – Additional information – Risk Factors.
This press release contains non-GAAP financial information. Information needed to reconcile such non-GAAP financial information to the most directly comparable measures under GAAP can be found in the Credit Suisse Financial Release 2Q10.

Media Release
July 22, 2010 Page 6/6

Presentation of 2Q10 results

Media conference

▪	Thursday, July 22, 2010
09:00 Zurich / 08:00 London
Credit Suisse Forum St. Peter, Auditorium, St. Peterstrasse 19, Zurich

▪	Speakers
Brady W. Dougan, Chief Executive Officer of Credit Suisse
  Renato Fassbind, Chief Financial Officer of Credit Suisse

The presentations will be held in English.
Simultaneous interpreting (English/German)

▪	Internet
Live broadcast at: www.credit-suisse.com/results
Video playback available approximately three hours after the event

▪	Telephone
Live audio dial-in on +41 44 580 40 01 (Switzerland), +44 1452 565 510 (Europe) and
+1 866 389 9771 (US); ask for "Credit Suisse Group quarterly results".
Please dial in 10-15 minutes before the start of the presentation.

Telephone replay available approximately one hour after the event on +41 44 580 34 56 (Switzerland), +44 1452 550 000 (Europe) and +1 866 247 4222 (US); conference ID English - 85414475#, conference ID German - 85422115#.

Analyst and investor conference

▪	Thursday, July 22, 2010
10:30 Zurich / 09:30 London
Credit Suisse Forum St. Peter, Auditorium, St. Peterstrasse 19, Zurich

▪	Speakers
Brady W. Dougan, Chief Executive Officer of Credit Suisse
  Renato Fassbind, Chief Financial Officer of Credit Suisse

The presentations will be held in English.
Simultaneous interpreting (English/German)

▪	Internet
Live broadcast at: www.credit-suisse.com/results
Video playback available approximately three hours after the event

▪	Telephone
Live audio dial-in on +41 44 580 40 01 (Switzerland), +44 1452 565 510 (Europe) and
+1 866 389 9771 (US); ask for "Credit Suisse Group quarterly results".
Please dial in 10-15 minutes before the start of the presentation.

Telephone replay available approximately one hour after the event on +41 44 580 34 56 (Switzerland), +44 1452 550 000 (Europe) and +1 866 247 4222 (US); conference ID English - 85432433#, conference ID German - 85426815#.

Second Quarter Results 2010
Zurich
July 22, 2010

Cautionary statement regarding forward-looking and non-GAAP information
This presentation contains forward-looking statements within the meaning of the Private
Securities Litigation Reform Act of 1995. Forward-looking statements involve inherent risks and uncertainties, and we might not be able to achieve the predictions, forecasts, projections and other outcomes we describe or imply in forward-looking statements.
A number of important factors could cause results to differ materially from the plans, objectives, expectations, estimates and intentions we express in these forward-looking statements, including those we identify in "Risk Factors" in our Annual Report on Form 20-F for the fiscal year ended December 31, 2009 filed with the US Securities and Exchange
Commission, and in other public filings and press releases. We do not intend to update these forward-looking statements except as may be required by applicable laws.
This presentation contains non-GAAP financial information. Information needed to reconcile such non-GAAP financial information to the most directly comparable measures under
GAAP can be found in Credit Suisse Group's second quarter report 2010.
Second Quarter Results 2010
Slide 1
Cautionary statement

Second quarter 2010 results detail
Renato Fassbind, Chief Financial Officer
Introduction
Brady W. Dougan, Chief Executive Officer
Regulatory Review & Summary
Brady W. Dougan, Chief Executive Officer
Second Quarter Results 2010
Slide 2

Second Quarter Results 2010
Slide 3
Introduction
▪ Resilient performance across all divisions in 2Q10 in difficult environment with return on equity of 18%
▪ Consistency of earnings with lower volatility reflecting our client-
 focused and capital-efficient strategy; 17% underlying return on equity for 6M10
▪ Continued positive market share momentum across divisions
▪ Strong net new assets of CHF 14.5 bn in 2Q10 and 40.5 bn in 6M10
▪ Very strong capital position with a BIS tier 1 ratio of 16.3%
▪ Well positioned to face changes in regulatory landscape

Second quarter 2010 results detail
Renato Fassbind, Chief Financial Officer
Introduction
Brady W. Dougan, Chief Executive Officer
Regulatory Review & Summary
Brady W. Dougan, Chief Executive Officer
Second Quarter Results 2010
Slide 4

Core results in CHF bn  2Q10 1Q10 2Q09 6M10 6M09
Net revenues
Pre-tax income
Net income attributable to shareholders
Diluted earnings per share in CHF
Return on equity
Net new assets in CHF bn
Note: numbers may not add to total due to rounding A reconciliation from reported results to underlying results can be found in the appendix to this presentation
Underlying results
Second Quarter Results 2010
Slide 5
 Net revenues
 Pre-tax income
 Net income
 Return on equity
 8.4 9.0 8.6 17.4 18.2
 1.8 2.9 1.6 4.7 4.6
 1.6 2.1 1.6 3.6 3.6
 1.15 1.63 1.18 2.81 2.77
 18% 22% 18% 20% 20%
 14.5 26.0 6.2 40.5 15.0
 7.6 8.9 9.8 16.4 18.7
 1.6 2.8 3.1 4.5 5.5
 1.1 2.0  2.5 3.2 4.0
 12% 22% 27% 17% 22%
Results overview

1,924
892
1,853
874
846
935
55
166
22
Asset Management
Investment Banking
Private Banking
1)
2Q09
1Q10
2Q10
1) Excluding impact from movements in spreads on own debt of CHF (269) m, CHF (59) m and CHF (62) m in 2Q09, 1Q10 and 2Q10, respectively
Pre-tax income margin in %
 32 31 29 31 35 20 13 26 4
Pre-tax income
CHF m
Second Quarter Results 2010
Slide 6
Divisional performance overview

Total operating expenses (CHF m)
2Q10
2Q09
6,392
(7)%
Compensation and benefits (CHF m)
▪ Underlying expenses reduced
 against both comparable periods
5,931
6,077
UK bonus
levy
Significant
litigation
provisions
4,345
3,535
3,891
▪ Disciplined approach to
 compensation
▪ Lower performance-
 related compensation in
 reflecting lower
 profitability
1Q10
2Q10
2Q09
1Q10
(2)%
(19)%
(9)%
Other operating expenses (CHF m)
2,047
2,396
2,186
2Q10
2Q09
1Q10
+17%
+10%
Settlement with
Huntsman
▪ Underlying increase mostly
 due to higher IT costs
 − expand flow businesses in
 IB
 − expand int'l presence in PB
▪ Generally higher professional
 services and marketing costs
447
216
344
447
216
344
Second Quarter Results 2010
Slide 7
Underlying
expenses
Expense overview

Second Quarter Results 2010
Slide 8
Private Banking with strong asset inflows and a stable performance in a challenging market environment with subdued client activity
▪ Continued strong net new asset inflow of CHF 13.8 bn evidence our clients' trust in Credit Suisse's industry-leading, multi-shore business model
▪ Revenues up against 1Q10 and 2Q09, including strong client foreign exchange income and brokerage fees, driven by market volatility
▪ Market challenges negatively affect client activity; gross margin remains stable vs. 1Q10 at cyclical low 120 basis points
▪ Number of integrated solution transactions increased, but average transaction size smaller
▪ Strong performance by Corporate & Institutional Clients

677
1,383
759
633
1,310
Pre-tax income
CHF m
2Q09
1Q10
2Q10
Pre-tax income margin in %
 28.4 26.3 30.3 27.5 25.2
▪ Strong net new assets of CHF 11.9 bn, also
 evidencing continued gains in market share
▪ Revenues up slightly, with higher client FX and
 management fees, offsetting a reduction in integrated
 solution revenues (vs. high 2Q09) and lower
 performance fees
▪ Expense increase driven by investments in
 international platforms (especially IT) and client
 advisory services and higher sales & marketing costs
▪ Number of relationship managers up 20 to 4,130 - 100
 gross hires mainly due to talent upgrades
1) Excluding proceeds from captive insurance settlements of CHF 100 m in 1Q09
1,483
1)
1)
6M09
6M10
Second Quarter Results 2010
Slide 9
Wealth Management with good performance

Net new assets (NNA)
CHF bn
6M10
24.8
Asia Pacific
Americas
EMEA
Switzerland
7.1
3.6
8.0
6.1
1Q10
2006
2008
2009
2Q10
12.9
44.8
11.9
6.2% 6M10
NNA growth
rate
5.8% 2Q10
NNA growth
rate
 1) Excluding impact from tax amnesty in Italy ("Scudo")
NNA in CHF bn by region in 2Q10 were 1.6 from Switzerland, 5.6 from EMEA, 1.6 from Americas and 3.1 from Asia Pacific  NNA growth rates are annualized
2007
52.7
43.9
2005
52.0
40.9
35.3
1)
Second Quarter Results 2010
Slide 10
Wealth Management with strong asset inflows, especially in
our international businesses

+9%
40
46
49
46
55
55
48
46
36
30
34
29
Avg. AuM  888 817 755 825
Quarterly average
2007
2008
2009
6M10
2,910
2,674
2,468
2,490
Net revenues
CHF m
Recurring
commissions
& fees
Recurring net
interest income
Transaction
-based
revenues
(15)%
+1%
(15)%
Revenue drivers going forward
1,214
1,120
901
940
898
939
927
948
798
616
640
602
▪ Increase in overall interest
 rate environment
▪ Client activity (brokerage,
 product issuing fees)
▪ Integrated solutions revenues
▪ Level and mix of managed
 investment products
▪ Performance fees
AuM = Assets under Management
Quarterly average
2007
2008
2009
6M10
131
131
131
121
Gross margin
Basis points
▪ Overall: Higher AuM
Second Quarter Results 2010
Slide 11
(CHF bn)
Wealth Management with stable revenues but reduction in
transaction-related and interest-related gross margin

444
456
176
241
215
Pre-tax income
CHF m
▪ Continued strong pre-tax margin
▪ Increase in pre-tax income with higher revenues,
 being up 9% QoQ and up 6% YoY
▪ Net releases from credit provisions, reflecting
 quality of the loan book and the continuation in
 the recovery of the Swiss economy
▪ Continue to further expand market share; good
 net new assets of CHF 1.9 bn in 2Q10 and
 CHF 7.6 bn in 6M10
▪ Stable loan volumes
FV = Fair value
FV change on loan hedges
 (27) (13) (32) (12) (1)
Provision for credit losses
 90 (26) 59 (13) (13)
2Q09
1Q10
2Q10
Pre-tax income margin in %
 46.3 50.1 39.1 49.3 50.7
6M09
6M10
Second Quarter Results 2010
Slide 12
Corporate & Institutional Client business continues to deliver strong results

Second Quarter Results 2010
Slide 13
Investment Banking revenues resilient in equities, underwriting and advisory; weaker fixed income trading results
▪ Resilient pre-tax return on capital despite client risk aversion and reduced client activity resulting from macroeconomic concerns and regulatory uncertainty
▪ Sustained market share momentum across businesses with significant progress in executing strategic initiatives across the Investment Bank
▪ Strong equity results despite challenging market conditions
▪ Good performance in RMBS trading, global rates and foreign exchange;
 weaker sales and trading results in credit
▪ Solid underwriting and advisory performance with strong pipeline, but execution dependent on market conditions
▪ Continued discipline on risk as evidenced by stable RWA and VaR usage

Investment Banking (CHF bn) 2Q10 1Q10 2Q09 6M10 6M09
Note: Excluding impact of movements in spreads on own debt of CHF (62) m, CHF (59) m, CHF (269) m, CHF (121) m and CHF 97 m in 2Q10, 1Q10, 2Q09, 6M10 and 6M09 respectively
Second Quarter Results 2010
Slide 14
Net revenues
Pre-tax income
Pre-tax income margin
Pre-tax return on economic capital
Risk weighted assets (USD bn)
Average 1-day VaR (USD m)
 4.2 5.3 6.3 9.4 12.4
 0.8 1.9 1.9 2.7 4.0
 20% 35% 31% 29% 32%
 17% 39% 37% 28% 38%
 142 144 139 142 139
 105 99 133 102 156
Investment Banking with solid results in light of volatile market conditions

Debt underwriting
Fixed income sales and trading
1.4
2Q10
2Q09
1Q10
3.2
1.0
2.7
0.4
0.5
4Q09
3Q09
3.6
3.4
0.2
3.0
2.7
0.3
▪ Solid results in structured products, global rates
 and foreign exchange, with strong growth in FX
 electronic volumes
▪ Strong debt underwriting revenues reflect market
 share momentum despite difficult market conditions
▪ Credit businesses adversely impacted by market
 conditions triggered by sovereign debt concerns
 and widening credit spreads
▪ Client risk aversion and widening credit spreads
 resulted in lower revenues in emerging markets
 trading and corporate lending
▪ Continued to build on market share in flow-based
 businesses; substantial expansion of sales force
1) Excludes impact of movements in spreads on own debt
Fixed income sales & trading and underwriting revenues 1)
CHF bn
2.0
1.5
0.5
Second Quarter Results 2010
Slide 15
Fixed income revenues reflect solid results in RMBS, global
rates and foreign exchange, offset by weak credit results

2Q10
2Q09
1Q10
4Q09
3Q09
▪ Sustained market share gains across products
 mitigated the impact of reduced client activity and
 lower market levels
▪ Solid results in cash equities, with higher revenues
 from electronic trading (AES)
▪ Prime services recorded strong revenues despite
 continued low hedge fund leverage and activity
 levels; continued growth in client balances
▪ Solid revenue contribution from derivatives despite
 volatile environment
1) Excludes impact of movements in spreads on own debt
Equity sales & trading and underwriting revenues 1)
CHF bn
Equity underwriting
Equity sales and trading
1.6
1.9
1.1
1.7
0.5
0.2
2.5
2.2
0.3
2.2
1.9
0.3
1.9
1.7
0.2
Second Quarter Results 2010
Slide 16
Strong equity results

▪ Resilient results, as market share gains mostly offset
 lower industry-wide capital issuance
▪ Pipeline grew significantly compared to year-ago levels
 across products
 − M&A pipeline grew over 20%
 − ECM pipeline grew over 90%
 − Leveraged finance pipeline grew over 100%
▪ Execution of pipeline subject to market conditions
1) Underwriting revenues are also included in the Securities view revenues on slides 15 and 16
Advisory and underwriting 1)
CHF bn
2Q09
1Q10
2Q10
1.2
0.3
0.4
0.5
0.2
0.9
0.2
0.5
Debt underwriting
Advisory
Equity underwriting
3Q09
4Q09
0.3
0.2
0.2
0.7
0.3
0.4
0.1
0.8
0.3
1.0
0.2
0.5
Second Quarter Results 2010
Slide 17
Growth in advisory and sustained underwriting revenues
despite more difficult market conditions

Securities
2) Based on Credit Suisse estimates
3) Represents leveraged loans secondary trading
4) Leveraged finance is not calculated for India, China and Indonesia
5) Based on 10% of fees when announced and 90% of fees when completed
Underwriting and advisory
Fixed
In-
come
2007
Current
2008
US cash
equities 1)
#2/12%
#4/12%
#5/12%
US electronic
trading 1)
#1/8%
#1/8%
#1/8%
Prime
services 2)
Top 3/
>10%
Top 6/
~6%
Top 3/
>10%
Foreign
exchange
#8/ 4%
#14/2%
#9/3%
RMBS pass
-throughs
#1/19%
#1/18%
#1/18%
Leveraged
loans 3)
#2/19%
#4/13%
#2/16%
2009
Equi-
ties
US rates
#6/9%
#10/5%
#8/6%
Trend
2007
6M10 YTD
2008
2009
Trend
(Rank/market share)
(Rank/market share)
#1/12%
#1/10%
#3/13%
NA
#1/19%
#2/19%
#5 - #6/
9% - 10%
Source: Thomson Financial, Tradeweb, Euromoney magazine and Greenwich Associates
Note: Emerging markets fee data includes India, China, Indonesia, Brazil, Mexico, Russia, Middle East and Africa
1) Rank based on a leading market share analysis provider; market share based on Credit Suisse estimates
2)
2)
Investment
grade global
#10/4%
#13/3%
#12/4%
High yield
global
#4/9%
#2/11%
#3/11%
DCM
#5/5%
#3/10%

ECM global
#7/6%
#7/6%
#7/5%
ECM
#7/5%
Emerg-
ing
markets
Total fees
#1/12%
#2/8%
#1/8%
#1/8%
ECM fees
#1/23%
#1/15%
#1/13%
#2/8%
Lev finance
fees 4)
#8/4%
#4/6%
#17/2%
#1/10%
M&A fees 5)
#2/13%
#8/5%
#2/10%
#2/8%
Global
announced
#5/16%
#6/20%
#7/17%
M&A
#5/15%
Global
completed
#8/15%
#8/18%
#7/19%
#6/17%
Second Quarter Results 2010
Slide 18
Continued client market share momentum; upside potential
remains

Revenue contribution in
6M10 (quarterly average)
Market environment
Credit
Suisse
market
share
Strong
Worse than historic levels
Better than historic levels
Upside
potential
Note: Excludes 1Q09 rebound revenues and exit businesses
Revenue contribution in
2009 (quarterly average)
Revenue contribution from major business lines
Second Quarter Results 2010
Slide 19
Emerging
markets
Equity
deriv.
Emerging
markets
M&A
Equity
deriv.
M&A
Businesses with improved market share and a more
favorable market environment

Revenue contribution from major business lines
Revenue contribution in
6M10 (quarterly average)
Market environment
Worse than historic levels
Better than historic levels
Note: Excludes 1Q09 rebound revenues and exit businesses
Revenue contribution in
2009 (quarterly average)
Second Quarter Results 2010
Slide 20
Leveraged
finance
Leveraged
finance
Cash equities
Prime services
Rates
FX
Rates
FX
Credit
Suisse
market
share
Strong
Upside
potential
Businesses with improved market share and a less
favorable market environment

Revenue contribution from major business lines
Revenue contribution in
6M10 (quarterly average)
Market environment
Worse than historic levels
Better than historic levels
Note: Excludes 1Q09 rebound revenues and exit businesses
Revenue contribution in
2009 (quarterly average)
Second Quarter Results 2010
Slide 21
Credit
Suisse
market
share
Strong
Upside
potential
Equity capital markets
Investment
grade
Investment
grade
Commodities
RMBS
Businesses with stable / lower market share and a less
favorable market environment

Revenue contribution from major business lines
Revenue contribution in 6M10
(quarterly average)
Market environment
Worse than historic levels
Better than historic levels
Note: Excludes 1Q09 rebound revenues and exit businesses
Revenue contribution in
2009 (quarterly average)
Improved market share, more
favorable market environment
Improved market share, less
favorable market environment
Stable or lower market share, less
favorable market environment
Rates
Second Quarter Results 2010
Slide 22
Credit
Suisse
market
share
Strong
Upside
potential
Emerging
markets
Equity
deriv.
FX
Emerging
markets
Equity
deriv.
Leveraged
finance
Investment
grade
Commodities
Prime services
RMBS
Equity capital
markets
Equity
capital
markets
M&A
Investment
grade
Cash equities
Rates
M&A
FX
Leveraged
finance
Our overall market share grew in 6M10, although businesses
suffered from less favorable environment in 2Q10

Revenue contribution from major business lines
Revenue contribution in
6M10 (quarterly average)
Market environment
Worse than historic levels
Better than historic levels
Positive medium-term outlook for market share and/or
market environment in many key businesses
Business outlook
Second Quarter Results 2010
Slide 23
Credit
Suisse
market
share
Strong
Upside
potential
Investment
grade
Emerging
markets
Equity capital
markets
Equity
deriv.
Leveraged
finance
Prime services
Commodities
Rates
Cash
equities
RMBS
trading
FX
M&A

Investment Banking average 1-Day VaR (USD m)
▪ The 6% increase in VaR from 1Q10 primarily reflects
 increased risk usage in support of client flow
 businesses, mainly higher foreign exchange activity,
 offset by lower client activity in other businesses and
 decreased diversification benefit
▪ Only two loss-making trading days in the quarter
 despite volatile market conditions
105
Investment Banking RWAs (period end in USD bn)
▪ Continued focus on disciplined alignment of capital
 to high-returning, client businesses
▪ Remained disciplined in risk taking with stable risk-
 weighted assets (RWA) in ongoing businesses in
 light of uncertain market environment
▪ Priority remains to release remaining capital in exit
 portfolio for reinvestment into client businesses
1H08
2H08
1H09
2H09
1H10
2Q10
102
89
156
205
253
99
1Q10
139
Exit businesses
26
113
140
17
123
144
127
17
2Q09
4Q09
1Q10
2Q10
142
15
127
2Q08
4Q08
163
34
129
214
52
162
Second Quarter Results 2010
Slide 24
Continued discipline in allocating capital

Second Quarter Results 2010
Slide 25
Asset Management continues to make progress in
executing its strategy
▪ Focused on growing our core businesses: alternative investments, asset allocation (MACS), and the Swiss platform
▪ Profitability adversely impacted by lower investment-related gains in difficult market conditions
▪ Continued net new asset inflows, despite challenging environment and against general market trends

(435)
188
166
22
55
Pre-tax income
CHF m
Investment-related gains/(losses)
 (415) 172 (28)  126 46
▪ Management fees remain stable, momentum
 adversely impacted by market conditions
 − Performance fees minimal due to market
 conditions
 − Investment-related gains down QoQ
▪ Gains of CHF 36 m on residual money market
 lift-out portfolio; portfolio now completely exited
▪ Repositioning of unprofitable businesses lines
 contributed to expense increase
2Q09
1Q10
2Q10
Pre-tax income margin in %
 (98.9) 16.6 12.7 26.3 4.4
6M09
6M10
Second Quarter Results 2010
Slide 26
Asset Management with lower investment-related gains

341
361
32
38
66
37
26
168
16
344
360
360
43
37
3
Fee-based margin on average AuM 1)
 40 38 56 39 37
Fee-based margin excluding performance fees
 36 36 40 38 37
2Q09
3Q09
4Q09
1Q10
2Q10
1) Before total gains/(losses) on securities purchased from our money market funds, investment-related gains/(losses), equity participations and other revenue
Performance fees and carried interest
Management fees
Placement, transaction and other fees
410
408
▪ Stable fee-based margin, excluding
 performance fees
▪ Consistent management and placement
 fees but lower performance fees reflecting
 the market environment
594
414
406
Fees trend (CHF m)
Second Quarter Results 2010
Slide 27
Encouraging trend in Asset Management fees

(7.6)
8.0
11.2
1.3
Net new assets
CHF bn
Annualized net new assets growth in %
 (3.7) 3.9 6.0
1H09
2H09
1H10
1Q10
2Q10
▪ Fourth consecutive quarter with net inflows
▪ Growth in alternative investments, especially
 private equity fund-of-funds and hedge funds
▪ Risk aversion led to lower inflows
12.5
Second Quarter Results 2010
Slide 28
Net new asset inflows in Asset Management despite
challenging market conditions

2008
2009
Basel 2 risk-weighted assets (in CHF bn) and capital ratios (in %)
2007
10.0
13.3
257
324
(28)%
16.3
222
1Q10
16.4
229
1) Excluding hybrid capital of CHF 12.2 bn
+2%
▪ Maintained strong Basel II tier 1 ratio of
 16.3%, including negative 21 basis point
 impact from calling hybrid notes in 2Q10
▪ Core tier 1 ratio of 11.4% 1)
▪ Regulatory leverage ratio reduced to
 3.9% (vs. 4.2% in 1Q10), mainly as an
 effect of foreign-exchange impacts
▪ Consistent dividend accrual policy
233
16.3
2Q10
Second Quarter Results 2010
Slide 29
Maintained industry-leading capital position

Second quarter 2010 results detail
Renato Fassbind, Chief Financial Officer
Introduction
Brady W. Dougan, Chief Executive Officer
Regulatory Review & Summary
Brady W. Dougan, Chief Executive Officer
Second Quarter Results 2010
Slide 30

▪ Client-focused, capital-efficient business positions us well for regulatory initiatives
▪ Industry leading 16.3 % tier 1 ratio
▪ Operating under FINMA leverage ratio limits since ‘08
▪ Strong liquidity position - agreed liquidity requirements with
 FINMA, likely similar to Basel 3
▪ FINMA compensation guidelines implemented by CS one
 year early; proving to be industry best-practice
▪ US regulation for derivatives and proprietary trading likely to have limited impact for Credit Suisse given strategic
 evolution over last three years
▪ Hybrid capital remains important capital component through the transition period and provides potential for conversion
▪ Basel 3 risk-weighted asset changes not fully certain but more manageable for Credit Suisse given capital-
 efficient strategy
▪ Capital generative business model:
 - builds significant retained earnings
 - maintains capacity for continued dividend distributions
 - allows for use of deferred tax asset, e.g. CHF 0.4 bn underlying reduction in 2Q10
Strong Starting Point for Credit Suisse
Credit
Suisse to
manage
through the
transition
period
Easing External Environment
▪ Easing of pressure globally as to levels and timing of
 implementation on capital, leverage and liquidity constraints -
 lengthy transition periods
▪ Increased consensus around inclusion of Contingent Capital
 ("CoCo") securities as a key element of capital
▪ Increased interest in "Bail-In" concept as means to strengthen capital
▪ More clarity on regulatory outcome in US, UK, EU
▪ Likelihood that Switzerland will regulate its financial industry in the context of global competitive landscape
Second Quarter Results 2010
Slide 31
Evolving regulatory developments

Questions & Answers
Second Quarter Results 2010
Slide 32

Second Quarter Results 2010
Slide 33
Summary
▪ Resilient performance across all divisions in 2Q10 in difficult environment with return on equity of 18%
▪ Consistency of earnings with lower volatility reflecting our client-
 focused and capital-efficient strategy; 17% underlying return on equity for 6M10
▪ Continued positive market share momentum across divisions
▪ Strong net new assets of CHF 14.5 bn in 2Q10 and 40.5 bn in 6M10
▪ Very strong capital position with a BIS tier 1 ratio of 16.3%
▪ Well positioned to face changes in regulatory landscape

  Slide
 35
 36
 37
 38
 39 to 40
 41
 42
Second Quarter Results 2010
Slide 34
Appendix

Collaboration results
Balance sheet structure
Investment Bank expenses
Commercial mortgage exposures detail
Loan portfolio characteristics
Reconciliation from reported to underlying results
Underlying results in the Corporate Center

1.0
1.5
1.1
1.6
5.2
1.0
1.2
▪ Collaboration revenues continue to make a
 solid contribution to our results
 − 2Q10 results are down YoY, affected by
 lower market volumes
▪ CHF 9.7 bn in assets have been generated
 through collaboration in 6M10, of which
 − CHF 8.3 bn for Private Banking, whereof
 CHF 2.8 bn net new assets and remainder
 custody & other assets
 − CHF 1.4 bn new mandates to
 Asset Management
▪ Pipeline on tailored solutions for
 Private Banking clients remains strong
▪ Total collaboration revenues targeted to reach
 CHF 10 bn in 2012
CHF bn
1Q09
2Q09
3Q09
4Q09
2009
1Q10
2Q10
Second Quarter Results 2010
Slide 35
Collaboration revenues

Assets
Equity & liabilities
Asset and liabilities by category (end 2Q10 in CHF bn)
1) Primarily brokerage receivables/payables, positive/negative replacement values and cash collateral
2) Includes due from/to banks
3) Primarily includes excess of funding neutral liabilities (brokerage payables) over corresponding assets
4) Primarily includes unencumbered trading assets, investment securities and excess reverse repo agreements, after haircuts
5) weighted average, assuming that callable securities are redeemed at final maturity, latest in 2030
Reverse 218
repo
Encumbered 112
trading assets
1,138
1,138
Funding- 171
neutral assets 1)
Cash 2) 80
Unencumbered 166
liquid assets 4)
Customer 220
loans
Other 171
illiquid assets
Repo 246
Short positions 84
Funding- 171
neutral liabilities 1)
Short-term debt 2) 76
Other short-term liab 3) 60
Customer  271
deposits
Long-term debt 183
Total equity 47
123%
coverage
Match
funded
▪ Strong balance sheet structure and liquidity maintained;
 well-positioned to succeed in changing regulatory
 environment
▪ 44% of balance sheet is match funded
▪ Stable and low cost deposit base as key funding
 advantage
▪ Regulatory leverage ratio at 3.9%
▪ 16% of balance sheet financed by long-term debt (vs.
 12% at end 2006)
▪ Further lengthened long-term debt profile to
 6.4 years duration (vs. 4.9 at end 2006) 5)
501
637
Second Quarter Results 2010
Slide 36
Maintained strong funding structure

989
2Q09
1Q10
293
696
3Q09
1,106
301
Commission expenses
G&A expenses
2)
1,173
884
289
Investment Banking compensation expenses (CHF m)
Investment Banking non-compensation expenses (CHF m)
4Q09
1Q10
1) Before impact from movements in spreads on own debt
2) Excludes litigation charges of CHF 31m in 4Q09, CHF 47m in 3Q09 and CHF 383 m in 2Q09
3Q09
▪ Increase from 1Q10 due to FX impact, higher IT
 investment costs and higher legal expenses relating to a
 strategic acquisition in our prime services business and
 asset sales in our exit businesses
▪ Some increase in recruitment and travel and
 entertainment expenses driven by an increase in client-
 related business activity
805
2,746
870
2,129
4Q09
2Q09
2,014
2Q10
1,167
2Q10
▪ Compensation accrual based on economic profit model,
 which reflects risk-adjusted profitability
▪ Compensation/revenue ratio1) of 48% in 2Q10 compared
 to 44% in 2Q09
▪ Ratio is a result, not a driver, of compensation accrual
862
305
2,324
1,284
933
351
Second Quarter Results 2010
Slide 37
Compensation and non-compensation expenses

7
1) This price represents the average mark on loans and bonds combined
36
26
(93)%
19
15
13
9
3Q07
4Q07
1Q08
2Q08
3Q08
4Q08
1Q09
Commercial mortgages (CHF bn)
Exposure by region
▪ Further reductions in exposure achieved in
 2Q10 due to sales and FX movements
▪ Average price of remaining positions
 is 44% (from 45% in 1Q10)1)
▪ Positions are fair valued;
 no reclassifications to accrual book
Other
9%
Asia
15%
Germany
27%
US
24%
UK
2%
Other
Continental
Europe
31%
Office
31%
Retail
10%
Hotel
27%
Multi-
family
 23%
Exposure by loan type
2Q09
7
3.6
3Q09
3.1
4Q09
2.7
1Q10
2.6
2Q10
Second Quarter Results 2010
Slide 38
Commercial mortgage exposure reduction in Investment Banking

Developed market lending
▪ Corporate loan portfolio 77% is investment grade, and is mostly
 (91%) accounted for on a fair value basis
▪ Fair value is a forward looking view which balances accounting risks, matching treatment of loans and hedges
▪ Loans are carried at an average mark of approx. 99% with
 average mark of 96% in non-investment grade portfolio
▪ Continuing good performance of individual credits: limited specific provisions during the quarter
Unfunded
commitments
Loans
Hedges
CHF bn
Emerging market lending
▪ Well-diversified by name and evenly spread between EMEA,
 Americas and Asia and approx. 25% accounted for on a fair
 value basis
▪ Emerging market loans are carried at an average mark of
 approx. 96%
▪ No significant provisions during the quarter
Note: Average mark data is net of fair value discounts and credit provisions
46
10
(16)
Loans
Hedges
CHF bn
18
(10)
Second Quarter Results 2010
Slide 39
Investment Banking loan book

6% BB+ to BB
2% BB- and below
Portfolio ratings
composition, by CRM
transaction rating
Private Banking Loan Book
LTV = Loan to value
Total: CHF 181 bn
64%
28%
BBB
AAA to A
Total loan book of CHF 182 bn focused on Switzerland and 85% collateralized; primarily on accrual accounting basis
 Wealth Management Clients: CHF 130 bn
 ▪ Portfolio remains geared towards residential mortgages (CHF 90 bn) and securities-backed lending (CHF 34 bn) with conservative lending standards
 ▪ Prices for real-estate flat, slightly declining in structurally weaker regions, not yet in attractive regions (e.g., Zurich, Lac Léman); outlook: slight decline with risk of major price falls only conceivable in the Lake Geneva region and certain tourist regions
 Corporate & Institutional Clients: CHF 51 bn
 ▪ Over 70% collateralized by mortgages and securities
 ▪ Counterparties mainly Swiss corporates incl. real-estate industry
 ▪ Sound credit quality with relatively low concentrations;
 ▪ Stabilization of portfolio quality in line with continued recovery of Swiss economy
 ▪ Ship finance portfolio (CHF 7 bn) is under special focus due to increased risk level caused by overcapacity in the market
 ▪ Commercial real-estate: Prices slightly declining for office and retail space;
 outlook negative for both office and retail space due to a slack/ decrease in demand coupled with still growing floorspace; central and prime locations less affected by this decline in prices
Second Quarter Results 2010
Slide 40
Private Banking loan book

Net revenues
Prov. for credit losses
Total oper. expenses
Pre-tax income
Income taxes
Net income
Return on equity
2Q10
reported
2Q10
underlying
Impact from
the widening
of spreads on
own debt
UK
bonus tax
Discret
e
tax
benefit
Note: numbers may not add to total due to rounding
Underlying return on equity of 17% in 6M10
CHF bn
Litigation
provision
Second Quarter Results 2010
Slide 41
 8.4 (0.9) - -  -  7.6
 (0.0) - - - - (0.0)
 (6.6) - 0.4 0.2 - (5.9)
 1.8 (0.9) 0.4 0.2 - 1.6
 (0.2) 0.3 - (0.1) (0.4) (0.4)
 1.6 (0.6) 0.4 0.1 (0.4) 1.1
 17.8%     12.3%
Reconciliation to underlying results

Reported pre-tax income / (loss)
 Impact from the movement of spreads on own debt
 Litigation provisions
 UK "bonus levy"
Underlying pre-tax income / (loss)
CHF m
2Q10
1Q10
6M10
Note: numbers may not add to total due to rounding
The underlying Corporate Center pre-tax loss for 6M10 of CHF (220) m reflects
▪ consolidation and elimination adjustments
▪ expenses for centrally sponsored projects
▪ certain expenses and revenues that have not been allocated to the segments
Second Quarter Results 2010
Slide 42
 82 126 208
  (169) (922) (1,091)
  - 216 216
  - 447 447
 (87) (133) (220)
Underlying results in the Corporate Center

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CREDIT SUISSE GROUP AG and CREDIT SUISSE AG
(Registrant)

	By:	/s/ Romeo Cerutti
(Signature)*
General Counsel
Credit Suisse Group AG and Credit Suisse AG
Date: July 22, 2010
/s/ Charles Naylor
Head of Corporate Communications
*Print the name and title under the signature of the signing officer.		Credit Suisse Group AG and Credit Suisse AG